FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                              For February 6, 2002


                                   Regus plc

                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                         Form 20-F  X            Form 40-F
                                   ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes                     No  X
                            ---                     ---


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                                   Regus plc

                               INDEX TO EXHIBITS

Item
----
1.  Press Release of Regus plc dated January 15, 2002.
2.  Press Release of Regus plc dated January 23, 2002.

















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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Regus plc


Date: February 6, 2002                          By: /s/ Stephen Stamp
                                                   ----------------------------
                                                   Name:  Stephen Stamp
                                                   Title: Group Finance Director



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                                                                          ITEM 1

15th, January 2002


Regus signs first UK franchisee in landmark deal


Regus has entered into a new phase of its growth by signing its first UK franchisee under an agreement with Business Spark Ltd. The deal closely follows the signing of a 15-centre franchise agreement with the HAK Group in the Middle East.


"Franchising is now a Regus core strategy to help us achieve our global business development goals." comments Mark Dixon, chief executive of Regus. "I welcome Business Spark to the Regus global network and I am confident that they will thrive within our framework for growth under the direction of managing director, Karl Newman. We will be fully supporting Business Spark in this venture, using the experience gained in delivering consistently high quality to our customers around the world."


Business Spark is to open new franchised Regus centres in Farnborough and Winchester, Hampshire and Farnham, Surrey, during the next three years, with the first centre in Farnborough due to open early in 2002. These new Regus business centres will provide businesses, both large and small, with access to fully equipped office workspaces on flexible terms, and the opportunity to outsource their office accommodation requirements on cost-effective terms.


"The opportunity to become part of the world's largest network of outsourced offices, at the forefront of changing the way people work, is very exciting." says Karl Newman, managing director of Business Spark Ltd. "It complements many of our existing business services and provides us with some great new opportunities."



                                                                 Continued/2...

Serviced offices are now even more cost-effective for longer periods, for larger numbers of people and over a wider geographic spread, compared with five years ago, claims a new survey, entitled The True Cost of the Flexible Office, published by the Chartered Institute of Purchasing & Supply. The report highlights that serviced offices can provide an average saving of 78% in the UK, over traditional property acquisition methods.


For further details of the new Regus centre in Farnborough contact Business Spark on 01784 410237 or visit www.regus.com


Note to editors
Represented in 180 cities in 50 countries, Regus is the global leader in supplying fully serviced office workspaces. Offering more than 85,000 workspaces in more than 390 prestigious locations, it is also the market leader in providing meeting rooms, conference and training facilities and public access videoconferencing studios.


For further information contact Colin Peck at the Regus press office on 01932 895021



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                                                                          ITEM 2



23rd, Jan 2002


              DAMOVO IN(pound)5 MILLION FIVE-YEAR DEAL WITH REGUS


In a deal worth over (pound)5million, Damovo, the global communications solutions provider, has taken space at Regus Business Centres in the UK, Brazil and Slovakia. The 5-year deal is part of Damovo's first phase of global outsourcing plans.


Damovo, launched in September 2001, following Apax Partners' purchase of 80% of Ericsson Enterprises Direct Sales and Service Operation, now employs 2,700 staff across Europe, Latin America and Australasia.


"Regus is the perfect mobility tool for an international company," comments Pearse Flynn, chief executive, Damovo. "As a rapidly growing organisation these offices allow us to move fast when entering new markets. We are now also flexible enough to upsize or relocate in order to maximise new business opportunities, without incurring expensive start-up costs".


Pearse continues, "We structured office outsourcing into our global growth strategy from day one in order to minimise our start-up costs, yet enjoy the long term cost savings afforded by the use of serviced offices, compared with inflexible conventional property leases."


Mark Dixon, chief executive of Regus, adds, "We have a large portfolio of global clients who are leaders in their field such as Microsoft, Fujitsu-Siemens and France Telecom. These companies recognise both the common sense solutions that Regus provides and the savings of up to 78%** on total occupancy cost which we offer them, compared with a traditional long term lease."


** Source CIPS Cost benefits of serviced offices report



                                    -ends-


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DAMOVO TAKES SPACE AT REGUS IN A(pound)5 MILLION DEAL


Note to editors

Regus is the world's leading operator of business centres, with more than 390 centres in 180 cities in 50 countries. Regus business centres provide businesses, both large and small, with access to fully equipped office workspaces on flexible terms. With more than 85,000 office workspaces worldwide, Regus is also market leader in providing meeting rooms, conference and training facilities and public access videoconferencing studios.

For further information on Regus, contact Colin Peck on 00 44 1932 895021


About Damovo


Damovo was launched in September 2001 following Apax Partner's investment of US$480 million for 80% of Ericsson Enterprise Solutions' Direct Sales and Service operations.


Through consultancy, integration and management, Damovo delivers advanced business solutions in the following areas: e-business, voice and data converged networks, managed services, mobility and contact centre solutions.


Damovo is one of the world's first global and independent communication solutions & service providers.


Damovo employs 2,700 staff, with an annual turnover of nearly *1bn and 18 offices worldwide across Europe, Latin America and Australasia. Damovo has a blue chip client list of over 26,000 international organisations from the worlds of Government, Banking, Public Services, Utilities, and Healthcare.


Principal territories for Damovo are: Australia, Brazil, Germany, Italy and the UK. In addition Damovo has operations in Argentina, Belgium, Colombia, The Czech Republic, Hungary, Ireland, Mexico, Poland, Portugal, Slovakia, Sweden, Switzerland and Venezuela


Contact Details for Damovo
For further details please contact Richard Cook on +44 (0) 207 229 8827 or e-mail richard.cook@biggroup.co.uk

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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.